May 6, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW.

Washington, DC 20549-0306

Attention: Larry Spirgel, Assistant Director

Re:	Boston Communications Group, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Filed March 16, 2005

File No. 0-28432

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated April 8, 2005 regarding the above referenced filing. The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K as of December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin, page 20

1.	Staff Comment. Revise to delete your discussion of gross margin since the amount is exclusive of depreciation and amortization. Otherwise, revise to comply with SAB Topic11:B by allocating depreciation and amortization to your gross margins.

Boston Communications Group, Inc. ■ 55 Middlesex Turnpike ■ Bedford, MA 01730 ■ Tel: 781.904-5000 ■ Fax: 781.904-5602 ■ www.bcgi.net

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Larry Spirgel

May 6, 2005

Company Response. The Company will modify its future filings to exclude a discussion of gross margin as long as depreciation and amortization is separately stated.

Critical Accounting Policies and Estimates, page 24

2.	Staff Comment. We note your statement that the timing of certain expenses, such as commissions and bonuses, is based on revenue recognition. Tell us your accounting policy regarding measurement and recognition of revenue-based cost accruals.

Company Response. The Company’s commission plans provide that commissions are earned when revenue is recognized and are typically stated as a predetermined percentage of the corresponding revenue triggering the commission or as a fixed amount of a new contract signed with a new customer. Commissions are paid 45 days after the end of each quarter in which the revenue was recognized. Accordingly, in order to properly match revenue with expense, commissions are accrued at the time of revenue recognition.

The Company has several bonus plans; some of which are formula-based entirely on revenue goals, earnings or a combination of revenues and earnings and some of which are discretionary and not based on a formula. When bonuses are based on attaining a particular goal over a period of time, such as achieving a revenue goal or specified earnings level for the year, it is accrued over the period in relation to the results achieved to date. Bonuses not based on a formula are accrued if it is probable that they will be paid.

Consolidated Statements of Income, page 37

3.	Staff Comment. We note on pages 22 and 43-44 that depreciation and amortization expense include amounts related to your Bedford, Massachusetts facility and amortization of intangible assets and software development costs for internal use. Please revise your footnote in the consolidated statements of income to separately disclose the amount of depreciation excluded from cost of revenues.

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Larry Spirgel

May 6, 2005

Company Response. The Company does not track its fixed assets by type of operating expense. As a result, the Company does not have adequate information available to disclose separately the amount of depreciation and amortization attributable to cost of revenues. The Company believes that depreciation and amortization and cost of revenues is appropriately reflected in its financial statements in accordance with Staff Accounting Bulletin Topic 11:B.

2. Summary of Significant Accounting Policies

Cash, Cash Equivalents and Short-Term Investments, Page 41

4.	Staff Comment. We note that you classify your short-term investments as current assets and that you have significant purchase and sale activity of these short-term investments. We also note that you view your portfolio as available for use in your current operations. Tell us why you believe your investments should be classified as available-for-sale rather than trading.

Company Response. The Company’s Board of Director-approved investment policy’s primary objective is to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Paragraph 12 of Statement of Financial Accounting Standards No. 115 defines trading securities as:

“Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.”

Classification of securities as trading is also based on intent. As noted above, the Company’s investment policy is not to generate short-term trading profits, but to preserve principal and maintain liquidity.

The significant purchase and sale activity is a result of the Company’s investments in municipal auction rate securities (MARS), one of many types of investments in its portfolio. MARS are issued with maturities of 20-30 years, which pay interest at a

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Larry Spirgel

May 6, 2005

floating rate that is set periodically through a series of Dutch Auctions. In addition, approximately every 28 to 35 days the MARS are auctioned in the open market at par value, with bids by interest rate. For each auction date, the Company can take one of the following actions 1) hold, hold its position regardless of the new rate, 2) hold-rate, it bids a hold-rate for the auction and hold its position if the auction rate is equal to or higher than the rate that it bid and 3) sell, sell its position. When the Company’s hold-rate is higher then the auction rate it is required to liquidate the MARS resulting in a sale and a subsequent purchase of a different investment. As a result, although MARS can be actively bought and sold if the Company loses out in the auction process, MARS are not bought and held principally for the purpose of selling them in the near term and are not used with the objective of generating profits on short-term differences in price. Please note that none of the MARS are classified as cash equivalents in the Company’s balance sheet.

Accordingly, the Company believe its investments are appropriately classified as available-for-sale rather than trading.

Impairment of Long-Lived Assets, Page 43

5.	Staff Comment. Tell us more about your impairment assessment as of December 31, 2004. Tell us if you consider potential customer loss as an event or circumstance that required you to test long-lived assets for recoverability. Tell us how you considered the loss of revenues from Verizon and Cingular in your estimates of future cash flows. Refer to paragraphs 8 and 16-21 of SFAS 144.

Company Response. The Company did take into consideration the fact that Verizon and Cingular had previously announced that they would be transitioning customers onto their own system. However, the timing of the loss of revenues from Verizon and Cingular was unclear as of December 31, 2004 and remains unclear as of the date of this letter. Cingular has not provided the Company information as to the timing or rate of their transition or migration from the Company’s system. Verizon has indicated that they expect conversions and migrations to continue through the forth quarter of 2005, however they have not provided us with the rate at which conversions and migrations will occur. Their current estimate is later than previous guidance they provided us.

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Larry Spirgel

May 6, 2005

The Company updates its internal earnings forecast approximately every month with information it receives directly from its customers along with historical and current trends for existing customers. In addition, the Company’s forecast includes assumptions based on its knowledge of new customer launches, its sales pipeline, etc. During 2004 and through May 6, 2005, the Company’s internal forecasts have not demonstrated continuing losses associated with the use of a long-lived asset as described in SFAS 144 paragraph 8. These forecasts include our assumptions regarding the loss of Verizon and Cingular customers based on the limited guidance they have provided to us. As a result, the Company does not believe that an event or circumstance has occurred indicating impairment of a long-lived asset that would require us to test long-lived assets for recoverability.

Goodwill and Other Intangibles, page 44

6.	Staff Comment. We note that you determined the annual impairment test of goodwill utilizing the enterprise –wide approach based on the aggregate market value of your common stock. Tell us the stock price used and how it was determined. Considering the range of your stock price in 2004, tell us how you determined the stock price was the best evidence of your fair value. Refer to paragraph 23 of SFAS 142. Additionally, tell us how you considered the impact of the migration of Verizon and Cingular’s subscribers from your platform in your selection of the appropriate fair value measurement or methodology.

Company Response.

The Company calculates the annual impairment test of goodwill as of October 1st of each year. For 2004, the Company utilized the enterprise-wide approach and the October 1, 2004 stock price of $8.95. In utilizing this price, the Company considered the range and average of its stock price during the year ($7.50-$13.32 and $9.85) and the possible use of a control premium. The Company determined, based on these factors, the $8.95 price appeared appropriate, conservative and representative of fair value of the reporting unit as the vast majority of goodwill is related to its Prepaid Wireless Services business which makes up in excess of 90% of its revenues and profits.

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Larry Spirgel

May 6, 2005

Upon the announcement of the loss of Verizon and subsequently Cingular, the Company’s stock price has dropped rather significantly over time ($22.24 at its peak just before the Verizon announcement in July 2003). In the meantime, the Company has continued to generate revenues from Verizon and Cingular for a longer period of time than originally anticipated, and note that through May 6, 2005, its internal forecasts have not demonstrated continuing losses that would otherwise suggest that there were any indicators of impairment to be considered (as discussed in its response to Staff Comment #5 above). Based on these factors, and considering that the Company’s $8.95 stock price at 10/1/04 was just slightly above its book value (approximately $7.75 at 12/31/04), the Company believes that the impact of the migration of Verizon and Cingular has already been factored into its stock price. Thus, the Company believes the use of the $8.95 stock price as of October 1, 2004 is an appropriate estimate of fair value for purposes of the enterprise-wide calculation.

8. Commitments and Contingencies

Indemnifications, page 55

7.	Staff Comment. We note your statement that you believe your “internal development processes and other policies and practices limit (your) exposure related to the indemnification provisions” of your customer agreements. Please reconcile this assertion with your statement that the $250 million sought by Freedom Wireless would exceed your ability to pay.

Company Response. The Company indemnification disclosure was meant to address indemnifications as required in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45). The Company believes the Freedom Wireless case is based on product warranty and according to FIN 45 paragraph 7 (b), product warranties do not apply.

To clarify the Company’s disclosure in future filings, it will no longer include the following sentence “The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of these agreements.”

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Larry Spirgel

May 6, 2005

11. Segment Reporting and Discontinued Operations, page 56

8.	Staff Comment. We note that historically your reportable segments under SFAS 131 consisted of Billing and Transaction Processing Services, Roaming Services and Prepaid Systems. Addressing paragraph 30 of SFAS 142 and EITFD-101, tell us how you determined your reporting units and tell us what those reporting units are. Additionally:

•	Please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142

•	Further, tell us the operating segments that you aggregate into your reportable segments.

Your response should address your historical accounting treatment and prospective accounting treatment.

Company Response.

The Company’s reporting units in 2004 consisted of Roaming Services, Prepaid Systems, Prepaid Wireless Services, Voyager Billing and Payment Services. The reporting units are determined in accordance with SFAS 142 paragraph 30, as there is discrete financial information available for these units and segment management regularly reviews the operating results of that component.

The Prepaid Wireless Services, Voyager Billing and Payment Services units are aggregated into the Billing and Transaction Processing Services reportable segment. These reporting units are aggregated into the Billing and Transaction Processing Services unit in accordance with paragraph 17 of FAS 131 because each unit has:

1)	similar economic characteristics, nature of products and services – each is a managed services offering enabling wireless operators to fully realize the potential of their networks. We earn revenue as each carrier’s subscriber transaction is processed through the Company’s network. The gross margins for each product are generally similar in nature.

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Larry Spirgel

May 6, 2005

2)	Similar types of customer –all services are offered to wireless carriers and mobile virtual network operators.

3)	Similar methods of distribution –all services are sold directly to the wireless carriers by our direct sales team.

Based on these factors, the Company aggregated all of its reporting units into a single operating segment in 2004.

The Billing and Transaction Processing Services reporting unit represents in excess of 90% of the Company’s revenues and profits for the year ended December 31, 2004. Roaming Services and Prepaid Systems were both reporting units and reportable segments.

Goodwill is assigned to Voyager Billing (the Company acquired this business in 2002) and to Prepaid Wireless Services (businesses acquired in 1996-1998). The Company’s Roaming Services segment did not have goodwill assigned to it and was discontinued in March 2004. The Company’s Prepaid Systems segment did not have goodwill assigned to it, is not material enough to be disclosed as an operating segment and was no longer disclosed as an operating segment beginning in the fourth quarter of 2004.

In 2005, subsequent to the discontinuation of Roaming Services, the Company realigned its reporting units to consist of the following:

1)	Voyager Billing

2)	Real-Time Billing (formerly Prepaid Wireless Services and Prepaid Systems)

3)	bcgi Payment

4)	bcgi Access Management

Real-Time Billing represents in excess of 90% of the Company’s revenues and profits for the three months ended March 31, 2005. As a result, the Company does not separately disclose any of the reporting units.

9.	Staff Comment. Please provide the disclosures required in paragraph 37 of SFAS 131.

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Larry Spirgel

May 6, 2005

Company Response.

The Company will provide this disclosure as required in future Form 10-K filings.

In connection with the company’s responses to your comments, Boston Communications Group, Inc. acknowledges that:

•	Boston Communications Group, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Boston Communications Group, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

It is also understood that the Division of Enforcement has access to all information provided by Boston Communications Group, Inc. to the staff of the Division of Corporation Finance in the review of its filings or in response to comments on its filings.

Please do not hesitate to contact me if you have any further questions or comments. The Company has sent a courtesy copy of this letter to Kyle Moffatt of the Commission’s staff.

Very truly yours,

Boston Communications Group, Inc.

By:
Karen Walker, Chief Financial Officer

Cc: Kyle Moffatt